June 30, 2006

Mr. Adam Washecka
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

RE: Integrated Alarm Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50343

Dear Mr. Washecka:

We have received your comment letter on the above noted filings of our Company. We have begun the process of compiling a comprehensive response to your questions and observations.

Due to the upcoming holiday and previously scheduled vacations we will require significantly more than the 10 day period mentioned to prepare a comprehensive response to your letter. We respectfully request an extended due date of July 21, 2006.

We will make every effort to file our response prior to the extended due date. Thank you for your anticipated cooperation in this matter.

Sincerely,

/S/ Michael T. Moscinski
Michael T. Moscinski
Chief Financial Officer